UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JULY, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  JuLY 26, 2007                       /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                          NEWS RELEASE - JULY 26, 2007

                           COCHA DRILL PROGRAM UPDATE

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that its wholly-owned subsidiary, Recursos de los Andes S.A.C, has awarded a drill contract to Pac Rim Drilling S.A.C. to carry-out a Phase II drill program at the 100% owned Cocha copper-silver property, located in the Junin Department of central-southern Peru. Construction of drill pads and improvement of trails to allow access for drilling equipment is now underway. A 2000m Phase II diamond drill program is to begin after site preparation is complete in mid to late August. The Phase II drill program will test new targets as well as follow the Phase I discovery at depth along strike.

Highlights from the eleven-hole Phase I drill program include:

     o    30.23M @ 2.67% COPPER AND 24.1 G/T SILVER* (COCHA-06-03)
     o    13.31M @ 0.80% COPPER AND 10.8 G/T SILVER* (COCHA-06-02)
     o    18.01M @ 1.93% COPPER AND 17.2 G/T SILVER* (COCHA-06-02)
     o    11.55M @ 0.82% COPPER AND 9.2 G/T SILVER* (COCHA-06-02)
     o    12.25M @ 0.13% COPPER AND 8.65 G/T SILVER** (COCHA-06-06)
     o    8.75M @ 0.14% COPPER AND 6.38 G/T SILVER** (COCHA-06-06)

     *  October 17, 2006 News Release **  November 14, 2006 News Release

The Cocha property consists of two parallel copper-silver soil anomalies 2km long and up to 850m wide, which extend both NW and SE from the Discovery Outcrop. The style of mineralization discovered on the Cocha property is interpreted by Amera as sediment-hosted copper-silver type, comparable to the giant Lubin Deposit (115 billion pounds of copper, 2.3 billion ounces of silver(1)) in the Kupferschiefer district of Poland and the White Pine Deposit (18.3 billion pounds of copper and 800 million ounces of silver(1)) in the Upper Peninsula of Michigan (see November 14, 2006 News Release).

While the drill program to further test the Cocha Property is taking place, the Company will proceed with additional surface work to extend currently identified targets and identify new ones on its other properties. On completion of the Cocha Phase II Drill program the Company plans to carry out Phase I drill programs on its Laguna Gold Project and Mitu copper-silver project.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

(1) Sediment-Hosted Copper Deposits of the world: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2007 NUMBER 13


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